      November 2, 2010

VIA COURIER AND EDGAR

Re:	FXCM Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 12, 2010 File No. 333-169234
Angela McHale, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4561
Washington, D.C. 20549

Dear Ms. McHale:

On behalf of FXCM Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”) relating to the offering of the Company’s Class A common stock, marked to show changes from Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) as filed on October 12, 2010. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated October 28, 2010, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

We are subject to risk of default..., page 31

1.	We note your revised disclosure in response to comment 26 in our letter dated October 1, 2010. Please add disclosure regarding any potential risks relating to the fact that JP Morgan Chase and HSBC together hold approximately 70% of all of your funds.

The Company has revised page 32 of Amendment No. 2 to include additional risk disclosure addressing the matter identified in the Staff’s comment.

Organizational Structure Following this Offering, page 42

2.	If applicable, please clarify your disclosure to clearly differentiate the difference between existing owners selling Holdings Units to FXCM Inc. and exchanging Holdings Units as of and subsequent to the first anniversary of the closing of the offering.

The Company has revised page 44 of Amendment No. 2 to more clearly differentiate the difference between existing owners selling Holdings Units to FXCM Inc. as part of the offering transactions and exchanging Holdings Units pursuant to the exchange agreement from and after the first anniversary of the closing of the offering.

Reclassification and Amendment..., page 44

3.	We note your added disclosure in the second paragraph regarding the ability of FXCM Inc. to determine when distributions will be made to the members of FXCM Holdings, LLC, as well as the amount of any such distributions. Please consider adding related disclosure to your risk factor on page 35, in light of the fact that the existing owners of FXCM Holdings, LLC will have voting control over FXCM Inc., and their interest in making distributions (to themselves) may differ from those of your public shareholders.

The Company has revised page 36 of Amendment No. 2 to include additional risk disclosure addressing the matters identified in the Staff’s comment.

4.	We note your disclosure that the limited liability agreement of FXCM Holdings LLC will be modified prior to the completion of the offering to modify its capital structure. Tell us how you have applied the guidance in SAB Topic 4C in determining that it is not necessary to retroactively restate the financial statements of FXCM Holdings LLC to give effect to the change in capital structure. Additionally, please explain to us whether there will be any change in terms between the units currently held by existing owners of FXCM Holdings LLC and the holding units that will be created as a result of the amendment.

The Company advises the Staff that the amendment and restatement of the limited liability company agreement of FXCM Holdings, LLC is anticipated to occur on the evening of the pricing of the offering following the effectiveness of the Registration Statement and that, accordingly, retroactive restatement of the financial statements of FXCM Holdings, LLC is not suggested by the guidance in SAB Topic 4C. The Company also notes that any such restatement would not in any event result in substantive changes to such financial statements. The Company does not believe that the economic rights and entitlements of the existing owners in respect of their interests in FXCM Holdings, LLC will change in any material respect as a result of the reclassification. More specifically, each of the existing owners will be entitled to the same percentage of FXCM Holdings, LLC’s profits, distributions and capital following the reclassification as such existing owner would have been entitled pursuant to the terms of the limited liability company agreement as in effect prior to the reclassification.

Exchange Agreement, page 44

5.	In the first sentence, please specify the point at which you will enter into the exchange agreement with your existing owners.

The Company has revised page 45 of Amendment No. 2 to specify that the Company will enter into the exchange agreement with its existing owners at the time of the offering.

6.	Please discuss the impact that a share exchange would have on the Class B shares held by the existing owner.

The Company has revised page 46 of Amendment No. 2 to include additional disclosure addressing the matter identified in the Staff’s comment.

Offering Transactions, page 45

7.	Refer to the first sentence in this section. Please revise to disclose timing for the new issuance of Holdings Units, as well as the number that FXCM Inc. intends to purchase. We note your related response to comment 29, in which you state that you will acquire outstanding Holdings Units from existing owners and newly-issued Holdings Units from FXCM Holdings, LLC in an aggregate number equal to the number of shares of Class A common stock that it issues in the offering. Please explain this in greater detail in the document. Clarify what you are trying to achieve by making these amounts equal.

The Company has revised page 46 of Amendment No. 2 to include additional disclosure addressing the matters identified in the Staff’s comment.

8.	With regard to the sale of newly-issued Holdings Units to FXCM Inc., please discuss the dilutive effect on the existing owners, if applicable.

The Company has revised page 46 of Amendment No. 2 to include additional disclosure addressing the matter identified in the Staff’s comment.

9.	We note your response to comment 32; however, we also note your disclosure on page 45 that states that FXCM Inc. will purchase outstanding Holdings Units from your existing owners “[a]t the time of this offering.” If, at the time of this offering, the existing owners will have the option to be cashed out but will not have the option to exchange their Holdings Units for shares of Class A common stock, please revise to clarify as such.

The Company has revised page 46 of Amendment No. 2 to include additional disclosure addressing the matters identified in the Staff’s comment.

10.	In the second sentence in the second paragraph of this section, please clarify that the one-for-one exchange may occur from and after the first anniversary of the closing of the offering.

The Company has revised page 46 of Amendment No. 2 to include additional disclosure addressing the matter identified in the Staff’s comment.

11.	We have read your response to our prior comment 33. Please explain to us in sufficient detail the common control relationship that exists between FXCM Inc. and FXCM Holdings prior to the reorganization transaction.

We respectfully advise the Staff that FXCM Inc. was incorporated on August 10, 2010 in contemplation of the offering. FXCM Inc. has at all times since its organization been, and will until the completion of the offering transactions remain, a wholly-owned subsidiary of FXCM Holdings, LLC that has not conducted any operations other than in connection with the offering transactions.

Regulated Subsidiaries, page 46

12.	We note your additional disclosure in response to comment 35 that certain of your white labels do not identify the jurisdictions in which their customers are resident. Please tell us what percentage of your business this represents and consider adding risk factor disclosure if appropriate.

The Company has revised pages 35 and 47 of Amendment No. 2 to include additional risk disclosure addressing the matters identified in the Staff’s comment.

Dividend Policy, page 48

13.	We note your enhanced disclosure related to your ability to pay future dividends. Please explain to us your factual basis for asserting that future cash flows will be sufficient to pay the dividend. This factual basis would include contracts signed as of the date of your filing that provide predictable cash inflows for the company in future periods. To the extent no factual basis exists, we believe this information would more appropriately be presented in the form of a financial forecast in accordance with Rule 11-3 of Regulation S-X.

The Company advises the Staff that it anticipates that it will disclose in a subsequent pre-effective amendment to the Registration Statement that it intends to pay quarterly cash dividends to the holders of its Class A common stock initially equal to $0.065 per share. The Company also anticipates that it will disclose that, based on the 18,400,000 shares of Class A common stock (or 21,160,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to be outstanding immediately following this offering, the dividend policy described above implies an annual cash requirement to FXCM Inc. of approximately $4.8 million (or $5.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Based on the 76,800,000 Holdings Units to be outstanding immediately following this offering (including Holdings Units to be held by FXCM Inc.), the aggregate annual distributions by FXCM Holdings, LLC to all of its members (including FXCM Inc.) that would be required in order for FXCM Inc. to receive $4.8 million (or $5.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) would in each case be $58.9 million. FXCM Holdings, LLC’s consolidated cash flows from operating activities were $79.1 million in 2009, $123.9 million in 2008, and $61.0 million in the nine months ended September 30, 2010. In addition, FXCM Holdings, LLC had $124.1 million of cash and cash equivalents on a consolidated basis as of September 30, 2010, of which $102.8 million could be used for distributions which represents the capital the Company maintained in excess of regulatory requirements as of September 30, 2010. The Company has further revised its disclosure on page 49 of Amendment No. 2 to more expressly emphasize that the dividends paid by FXCM Inc. may be reduced or eliminated at any time and to remove any affirmative statement as to its belief that its future cash flows will be sufficient to support its intended dividend policy. In these circumstances the Company respectfully submits that no financial forecast is required.

14.	Refer to the fifth paragraph in this section. Please disclose whether these distributions are all tax-related distributions. Please also disclose whether you intend that future distributions will only be tax-related distributions.

The Company has revised page 49 of Amendment No. 2 to include additional disclosure addressing the matters identified in the Staff’s comment.

Unaudited Pro Forma Consolidated Statements of Financial Condition, page 53

15.	Please update endnote (1) to indicate that the acquisition has closed as of October 1, 2010. Specifically, refer to the second paragraph under such endnote.

The Company has revised page 55 of Amendment No. 2 to include the additional requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Regulatory Environment, page 63

16.	We note your response to comment 47 in our letter dated October 1, 2010. We note that the China Banking and Regulatory Commission maintains prohibitions on foreign exchange trading. Please tell us why your business in China is not subject to these prohibitions.

The China Banking Regulatory Commission (“CBRC”) is the relevant regulatory authority responsible for licensing FX trading within the People’s Republic of China (“China”). Pursuant to an announcement issued by the CBRC dated March 13, 2006 (the “CBRC Announcement”), without the prior permission from the CBRC, a foreign institution is not allowed to promote and recommend FX business in China, or to provide FX trading to Chinese domestic natural persons via internet. The two (2) elements under the CBRC Announcement which will trigger the prohibition are (i) activities of advertising, marketing or solicitation which on the basis of customary and commonly accepted principles is interpreted to mean active steps taken by an FX service provider which are targeted to China residents and (ii) such activities are undertaken within China. The Company has been advised by its counsel that inasmuch as FXCM’s Chinese related FX trading activities are occurring outside of China and the operation of FXCM’s global website is not targeted toward Chinese residents, they are not considered to have occurred within China and FXCM is not subject to CBRC regulation.

Acquisition of ODL, page 100

17.	Please tell us the exemption from registration you relied on in your issuance of equity interests to ODL shareholders.

The equity interests in FXCM Holdings, LLC issued as partial consideration for the acquisition of ODL Group Limited (“ODL”) were the owners of ODL were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Our Products and Services, page 101

18.	We note your response to comment 58 in our letter dated October 1, 2010 and reissue that comment in part. Please expand your risk factor disclosure to state that to the extent your CFD business constitutes an offer or sale of securities under the U.S. federal securities laws, you would need to comply with those U.S. federal securities laws. Please also describe the impact this may have on your business.

The Company has included additional risk disclosure on pages 27 to 28 of Amendment No. 2 addressing the matters identified in the Staff’s comment.

FXCM Holdings, LLC as of and for the Years Ended December 31, 2009, 2008 and 2007, page F-15

Consolidated Statements of Operations and Comprehensive Income, page F-7

19.	We have considered your response to our prior comment 70. We remain unclear how you have determined it is appropriate to classify referring broker fees outside of operating expenses. Please tell us your basis in GAAP for your presentation, or revise your financial statements accordingly.

The Company has revised Amendment No. 2 to classify referring brokers fees within operating expenses.

ODL Group Limited, page F-48

10. Financial Assets at Fair Value Through Profit and Losses, page F-62

20.	We have read your response to our prior comment 75 and the related revisions to your footnote disclosure. Please provide us with an analysis quantifying the classes of assets held in financial assets at fair value through profit and loss and the separate transactions included in your “net movement” line item for the year ended December 31, 2009. Please consider enhancing your footnote disclosure to include this information.

The Company has revised pages F-61 to F-62 of Amendment No. 2 to include the additional requested disclosure.

32. Reconciliation Between U.K. and U.S. GAAP, page F-79

Additional disclosure requirement under U.S. GAAP, page F-80

21.	We note your response to our prior comment 79 and the related additional disclosure in your footnotes. Please explain to us why the entire amount of “cash at bank and in hand including short term deposits — client funds” wouldn’t be considered restricted cash in accordance with U.S. GAAP. Additionally, please tell us why you have not adjusted your consolidated statement of cash flow information on page F-82 to eliminate the impacts of restricted cash to comply with the presentation requirements of U.S GAAP.

The Company has revised its consolidated statement of cash flow information presented on pages F-80 and F-107 to eliminate the impact of movements in cash at bank and in hand including short term deposits — client funds.

Exhibits

22.	We note that you have filed with this amendment the ODL Share Purchase Agreement as Exhibit 10.8 and omitted various schedules to that agreement. Please note that Item 601(b)(10) of Regulation S-K requires that exhibits filed pursuant to paragraph (b)(10) be filed in their entirety, including all schedules to those exhibits. Please refile this exhibit.

The Company has refiled the ODL Share Purchase Agreement in its entirety, including all schedules to those exhibits.

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT llp

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